SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement  |  Lisbon  |  16 February 2015

Qualified Holding and Long Position

Portugal Telecom, SGPS S.A. (“PT SGPS”) hereby informs that Citigroup Inc. (“Citi”) now holds less than 2% of PT SGPS’ share capital and corresponding voting rights.

This situation resulted of a disposal, on 9 February 2015, by Citigroup Global Markets Limited, of 1,608,507 PT SGPS ordinary shares. As a result, Citi now holds a holding corresponding to 17,910,894 ordinary shares representing 1.9978% of PT SGPS’ share capital and corresponding voting rights.

PT SGPS was further informed that this holding is attributed to Citi through the following chain of entities: Citigroup Global Markets Holdings Inc, Citigroup Financial Products Inc, Citigroup Global Markets Europe Limited and Citigroup Global Markets Limited.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Citigroup Global Markets Limited, with offices at Gateway Offices, 60-62 Sydenham Road, Belfast, BT3 9DT.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Luis Sousa de Macedo
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.